Exhibit 11
LEGALITY OF SECURITIES OPINION

February 14, 2022

Board of Trustees Vanguard Chester Funds Post Office Box 2600
Mailstop V26 Valley Forge, PA 19482-2600

Ladies and Gentlemen:

I have acted as counsel to Vanguard Chester Funds, a Delaware statutory trust (the “Trust”), in connection with that certain Agreement and Plan of Reorganization (the “Agreement”) by and between the Trust, on behalf of its series, Vanguard Target Retirement Income Fund (the “Income Fund”) and Vanguard Target Retirement 2015 Fund (the “2015 Fund”), which provides for the reorganization of the 2015 Fund with and into the Income Fund (the “Transaction”). While acting in this capacity, I have acquired a general familiarity with the Trust’s business operations, practices, and procedures.
Pursuant to the Agreement, substantially all of the assets of the 2015 Fund will be transferred to the Income Fund and the Income Fund will assume all of the liabilities of the 2015 Fund. The Trust will then issue Investor Shares of the Income Fund to the 2015 Fund and the 2015 Fund will distribute these Investor Shares to shareholders holding Investor Shares of the 2015 Fund. The value of each 2015 Fund shareholder’s account with the Income Fund after the Transaction will be the same as the net asset value of such shareholder’s account with the 2015 Fund immediately prior to the Transaction.
In connection with the preparation of this opinion, I have examined originals, certified copies, or copies identified to me as being true copies, of various trust documents and records of the Trust, as well as such other instruments, documents, and records as I have deemed necessary in order to render this opinion. I have assumed the genuineness of all signatures, the authenticity of all documents provided to me, and the correctness of all statements of fact made in those documents.
The opinion expressed below is based on the assumption that a Registration Statement on Form N-14 with respect to the Investor Shares of the Income Fund to be issued to shareholders of the 2015 Fund pursuant to the Agreement, as described above (the “Income Fund Shares”), will have been filed by the Trust with the Securities and Exchange Commission and will have become effective before the Transaction occurs.
Based on the foregoing, I am of the opinion that the Income Fund Shares are duly authorized and, when issued by the Trust to the 2015 Fund and subsequently distributed to the shareholders of the 2015 Fund in accordance with the terms and conditions of the Agreement, will be legally issued, fully paid, and non-assessable.

I hereby consent to the filing of this opinion with and as a part of the Registration Statement.

Very truly yours,

/s/ Laura J. Merianos
Laura J. Merianos
Principal
Office of General Counsel